UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________________________

FORM SD
Specialized Disclosure Report

KADANT INC.
(Exact name of registrant as specified in its charter)

Delaware	001-11406	52-1762325
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation or organization)		Identification No.)

One Technology Park Drive
Westford, Massachusetts		01886
(Address of principal executive offices)		(Zip Code)

	Stacy D. Krause (978) 776-2000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being submitted, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2024 to December 31, 2024.

KADANT INC.

Section 1 - Conflict Minerals Disclosure

Items 1.01 Conflict Minerals Disclosure and Report

Kadant Inc. (“Kadant,” “we,” or the “Company”) submits this Specialized Disclosure Report on Form SD for the calendar year ended December 31, 2024.

We are a global supplier of technologies and engineered systems that drive Sustainable Industrial Processing®. Our products and services play an integral role in enhancing efficiency, optimizing energy utilization, and maximizing productivity in process industries while helping customers advance their sustainability initiatives with products that reduce waste or generate more yield with fewer inputs, particularly fiber, energy, and water. We have determined that conflict minerals, as defined in Rule 13p-1 of the Securities Exchange Act of 1934, as amended, are used in certain materials or components necessary to the functionality of certain products manufactured or contracted to be manufactured by the Company. We do not engage in mining of conflict minerals nor do we make purchases of raw ore or refined minerals and we rely on our suppliers to determine the source and origin of the conflict minerals used in our products.

We are unable at this time to determine whether any of the conflict minerals present in the materials or components supplied to us may have originated in the Democratic Republic of the Congo or an adjoining country in circumstances that support armed groups in the region. We have prepared and filed our 2024 Conflict Minerals Report as an exhibit to this filing.

Item 1.02 Exhibit

A copy of the Company’s Conflict Minerals Report for the calendar year ended December 31, 2024, is included as an exhibit to this Form SD, and is also available on our website at http://investor.kadant.com/corporate-governance/highlights. The content of any website referred to in this report is included for general information only and is not incorporated by reference in this report.

Section 3 - Exhibits

Item 3.01 Exhibits

The following exhibit is submitted as part of this report.

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this form.

KADANT INC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KADANT INC.

Date: May 30, 2025	By:	/s/ Michael J. McKenney
Michael J. McKenney Executive Vice President and Chief Financial Officer